The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-285508

Subject to Completion, dated August 28, 2026

Pricing Supplement dated September      , 2026 (To Product Supplement No. ELN-1 dated March 25, 2025, Underlying Supplement No. ELN-1 dated March 25, 2025, Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Bank of Montreal Senior Medium-Term Notes, Series K $ Capped Leveraged Buffered Basket-Linked Notes due

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date and expected to be the second scheduled business day following the determination date) is based on the performance of a weighted basket (the “basket”) comprised of the EURO STOXX 50® Index (40% weighting), the TOPIX® Index (25% weighting), the FTSE® 100 Index (17% weighting), the Swiss Market Index (SMI®) (11% weighting) and the S&P®/ASX 200 Index (7% weighting) (each a “basket underlier”) as measured from the trade date to and including the determination date (expected to be within the range of 19 and 22 months following the trade date).

The initial basket level is 100, and the final basket level will equal the sum of the products, as calculated for each basket underlier, of: (i) its final underlier level divided by its initial underlier level (set on the trade date and expected to be the closing level of such basket underlier on the trade date) times (ii) its initial weighted value.

If the final basket level on the determination date is greater than the initial basket level, the return on your notes will be positive and will equal the upside participation rate of 170% times the basket return, subject to the maximum settlement amount (expected to be within the range of $1,224.91 and $1,264.52 for each $1,000 principal amount of your notes). If the final basket level declines by up to 12.50% from the initial basket level, you will receive the principal amount of your notes. If the final basket level declines by more than 12.50% from the initial basket level, the return on your notes will be negative and you will lose approximately 1.1429% of the principal amount of your notes for every 1% that the final basket level has declined below 87.50% of the initial basket level. You could lose some, or all, of the principal amount of your notes.

To determine your payment at maturity, we will calculate the basket return, which is the percentage increase or decrease in the final basket level from the initial basket level. On the stated maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

●	if the basket return is positive (the final basket level is greater than the initial basket level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the basket return, subject to the maximum settlement amount;
●	if the basket return is zero or negative but not below -12.50% (the final basket level is equal to or less than the initial basket level, but not by more than 12.50%), $1,000; or
●	if the basket return is negative and is below -12.50% (the final basket level is less than the initial basket level by more than 12.50%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate of approximately 114.29% times (c) the sum of the basket return plus 12.50%. This amount will be less than $1,000 and could be zero.

The notes will not be listed on any securities exchange and are designed to be held to maturity.

The estimated initial value of the notes determined by us as of the trade date, which we refer to as the initial estimated value, is expected to be within the range of $969.00 and $999.00 per $1,000 principal amount of notes and will be less than the original issue price. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Value of the Notes” in this pricing supplement.

Declines in a basket underlier may offset increases in the other basket underliers. Due to the unequal weighting of each basket underlier, the performances of the basket underliers with a higher weight in the basket will have a significantly larger impact on your return on the notes than the performance of the basket underliers with a lower weight in the basket.

The notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-12 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price	Underwriting Discount(1)	Proceeds to Bank of Montreal
Per Note	$1,000.00	$0.00	$1,000.00
Total	$	$	$
(1) BMO Capital Markets Corp. (“BMOCM”), our subsidiary, is the agent for the distribution of the notes. See “Supplemental Plan of Distribution” in this pricing supplement for further information.

BMO CAPITAL MARKETS

Terms of the Notes

Issuer:	Bank of Montreal

An unequally weighted basket (the “basket”) comprised of the following basket underliers (each, a “basket underlier” and together, the “basket underliers”). The basket underliers, Bloomberg ticker symbols, weights, initial weighted values and initial underlier levels are set forth in the table below.

	Basket Underlier	Bloomberg Ticker Symbol	Weight	Initial Weighted Value(1)	Initial Underlier Level(2)
Basket:	EURO STOXX 50® Index	SX5E	40.00%	40.00
	TOPIX® Index	TPX	25.00%	25.00
	FTSE® 100 Index	UKX	17.00%	17.00
	Swiss Market Index (SMI®)	SMI	11.00%	11.00
	S&P®/ASX 200 Index	AS51	7.00%	7.00
	(1) The initial weighted value of each basket underlier is equal to its weight times the initial basket level of 100.
	(2) With respect to each basket underlier, its closing level on the trade date.

Trade Date:

Original Issue Date:	Expected to be the third scheduled business day following the trade date

Determination Date:	The determination date will be set on the trade date and is expected to be within the range of 19 and 22 months following the trade date, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Stated Maturity Date:	The stated maturity date will be set on the trade date and is expected to be the second scheduled business day following the determination date, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Principal Amount:	$1,000 per note

Cash Settlement Amount:

On the stated maturity date, you will receive a cash payment in U.S. dollars equal to the cash settlement amount. The cash settlement amount per note will equal:

●     if the final basket level is greater than or equal to the cap level, the maximum settlement amount;

●     if the final basket level is greater than the initial basket level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the basket return;

●     if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, $1,000; or

●     if the final basket level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the basket return plus the buffer amount.

If the final basket level is less than the buffer level, you will lose some, and possibly all, of the principal amount of your notes at maturity.

Initial Basket Level:	100.00

Final Underlier Level:	With respect to each basket underlier, its closing level on the determination date.

Final Basket Level:	The sum of the products, as calculated for each basket underlier, of: (i) its final underlier level divided by its initial underlier level times (ii) its initial weighted value

PS-2

Cap Level:	Expected to be within the range of 113.23% and 115.56% of the initial basket level (to be set on the trade date)

Maximum Settlement Amount:	Expected to be within the range of $1,224.91 and $1,264.52 (to be set on the trade date)

Upside Participation Rate:	170%

Basket Return:	The quotient of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage

Buffer Level:	87.50, which is equal to 87.50% of the initial basket level

Buffer Rate:	the quotient of the initial basket level divided by the buffer level, which equals approximately 114.29%

Buffer Amount:	12.50%

Closing Level:	With respect to each basket underlier, closing level has the meaning set forth under “General Terms of the Notes—Certain Terms for Notes Linked to an Index—Certain Definitions” in the accompanying product supplement.

Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)

Material Tax Consequences:	For a discussion of material U.S. federal income tax consequences and Canadian federal income tax consequences of the ownership and disposition of the notes, see “United States Federal Income Tax Considerations” below and the sections of the product supplement entitled “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Consequences.”

Market Disruption Events and Postponement Provisions:

For purposes of the notes, the provisions under “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date” are not applicable.

If a market disruption event occurs or is continuing with respect to a basket underlier on the determination date or if the determination date is not a scheduled trading day, then the determination date for that basket underlier will be postponed to the first succeeding scheduled trading day for that basket underlier on which a market disruption event for that basket underlier has not occurred and is not continuing; however, if that first succeeding trading day has not occurred as of the final disrupted determination date for that basket underlier, that final disrupted determination date will be deemed to be the determination date for that basket underlier. If the determination date for a basket underlier has been postponed to the final disrupted determination date for a basket underlier and a market disruption event occurs or is continuing with respect to that basket underlier on that final disrupted determination date, the closing level of that basket underlier on that final disrupted determination date will be determined by the calculation agent in accordance with the formula for and method of calculating the closing level of that basket underlier last in effect prior to the commencement of the market disruption event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent’s good faith estimate of the closing price that would have prevailed but for that suspension or limitation) on that final disrupted determination date of each security most recently constituting that basket underlier.

Notwithstanding the postponement of the determination date for a basket underlier, the originally scheduled determination date will remain the determination date for any basket underlier not affected by a market disruption event or non-scheduled trading day on the originally scheduled determination date.

PS-3

In addition, the stated maturity date will be postponed if the determination date is postponed and will be adjusted for non-business days. For more information regarding adjustments to the stated maturity date, see “General Terms of the Notes—Payment Dates” in the accompanying product supplement. For purposes of the accompanying product supplement the determination date is a “valuation date” and the stated maturity date is a “payment date.” In addition, for information regarding the circumstances that may result in a market disruption event, see “General Terms of the Notes—Certain Terms for Notes Linked to an Index—Market Disruption Events” in the accompanying product supplement.

Supplemental Provisions:	For purposes of the notes, the provisions set forth under “General Terms of the Notes—Change-in-Law Events” in the accompanying product supplement are not applicable.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP / ISIN:	06376MAU8 / US06376MAU80

PS-4

Additional Information about the Issuer and the Notes

You should read this pricing supplement together with product supplement no. ELN-1 dated March 25, 2025, underlying supplement no. ELN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, underlying supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, underlying supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004723/o321252424b2.htm

•	Underlying Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004728/r321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-5

Estimated Value of the Notes

Our estimated initial value of the notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes is based on market conditions at the time it is calculated.

For more information about the estimated initial value of the notes, see “Selected Risk Considerations” below.

PS-6

Hypothetical Examples

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final basket levels on the determination date could have on the cash settlement amount at maturity, assuming all other variables remain constant and are not intended to predict the actual final basket level.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date at a price equal to the principal amount and held to the stated maturity date. If you sell your notes in any secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below. Such factors are described under “Selected Risk Considerations—The Value of the Notes Prior to Maturity Will Be Affected by Numerous Factors, Some of Which Are Related in Complex Ways” below. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of your notes, see “Estimated Value of the Notes” above and “Selected Risk Considerations” below.

The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Upside participation rate	170%
Cap level	113.23% of the initial basket level
Maximum settlement amount	$1,224.91
Buffer level	87.50% of the initial basket level
Buffer rate	approximately 114.29%
Buffer amount	12.50%
Initial basket level	100

Neither a market disruption event nor a non-scheduled trading day occurs with respect to any basket underlier on the originally scheduled determination date
No change in or affecting any of the securities included in the basket underliers or the method by which an index sponsor calculates the relevant basket underlier
Notes purchased on original issue date at a price equal to the principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier levels of the basket underliers that will serve as the baselines for determining the basket return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level of each basket underlier may differ substantially from its closing level prior to the trade date.

For these reasons, the actual performance of the basket over the term of your notes, as well as the actual cash settlement amount, if any, may bear little relation to the hypothetical examples shown below or to the historical closing levels of the basket underliers shown elsewhere in this pricing supplement. For information about the historical closing levels of the basket underliers during recent periods, see the information provided herein.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The levels in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final basket level and the assumptions noted above.

PS-7

Hypothetical Final Basket Level (as a Percentage of the Initial Basket Level)	Hypothetical Cash Settlement Amount (as a Percentage of the Principal Amount)
200.000%	122.491%
175.000%	122.491%
160.000%	122.491%
150.000%	122.491%
140.000%	122.491%
130.000%	122.491%
120.000%	122.491%
113.230%	122.491%
110.000%	117.000%
105.000%	108.500%
102.500%	104.250%
100.000%	100.000%
97.500%	100.000%
95.000%	100.000%
90.000%	100.000%
87.500%	100.000%
80.000%	91.429%
75.000%	85.714%
50.000%	57.143%
25.000%	28.571%
0.000%	0.000%

As shown in the table above:

•	If the final basket level were determined to be 25.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 28.571% of the principal amount of your notes. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 71.429% of your investment.

•	If the final basket level were determined to be 0.000% of the initial basket level, you would lose your entire investment in the notes.

•	If the final basket level were determined to be 200.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 122.491% of each $1,000 principal amount of your notes. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final basket level over 113.230% of the initial basket level, regardless of the extent of that increase.

PS-8

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as percentages of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as percentages of the initial basket level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final basket level of less than 87.500% (the section left of the 87.500% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final basket level of greater than or equal to 113.230% (the section right of the 113.230% marker on the horizontal axis) would result in a capped return on your investment.

PS-9

The following examples illustrate the hypothetical cash settlement amount at maturity based on hypothetical final underlier levels of the basket underliers, calculated based on the terms of the notes and assumptions above.

The levels in Column A represent the hypothetical initial underlier levels for each basket underlier, and the levels in Column B represent the hypothetical final underlier levels for each basket underlier. The percentages in Column C represent the hypothetical final underlier levels in Column B expressed as percentages of the corresponding hypothetical initial underlier levels in Column A. The amounts in Column D represent the applicable initial weighted value for each basket underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The final basket level for each example is shown beneath each example, and will equal the sum of the values in Column E. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage. The values below may have been rounded for ease of analysis.

The hypothetical initial underlier level of 100.00 for each basket underlier has been chosen for illustrative purposes only and does not represent the actual initial underlier level of any basket underlier. The actual initial underlier level for each basket underlier will be determined on the trade date and will be set forth under “Terms of the Notes” above. For actual historical data of the basket underliers, see the historical information set forth herein.

Example 1: The final basket level is greater than the cap level. The cash settlement amount equals the maximum settlement amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Column B / Column A	Initial Weighted Value	Column C × Column D
EURO STOXX 50® Index	100.00	145.75	145.75%	40.00	58.30
TOPIX® Index	100.00	155.00	155.00%	25.00	38.75
FTSE® 100 Index	100.00	140.00	140.00%	17.00	23.80
Swiss Market Index (SMI®)	100.00	160.00	160.00%	11.00	17.60
S&P®/ASX 200 Index	100.00	165.00	165.00%	7.00	11.55
			Final Basket Level		150.00
			Basket Return		50.00%

Because the hypothetical final basket level is 150.00, which is greater than the cap level, the hypothetical cash settlement amount per note would be capped at the hypothetical maximum settlement amount of $1,224.91. Even though the basket increased by 50.00% from the initial basket level to the final basket level in this example, your return is limited to 22.491%.

Example 2: The final basket level is greater than the initial basket level but less than the cap level.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Column B / Column A	Initial Weighted Value	Column C × Column D
EURO STOXX 50® Index	100.00	106.20	106.20%	40.00	42.48
TOPIX® Index	100.00	100.00	100.00%	25.00	25.00
FTSE® 100 Index	100.00	110.00	110.00%	17.00	18.70
Swiss Market Index (SMI®)	100.00	103.00	103.00%	11.00	11.33
S&P®/ASX 200 Index	100.00	107.00	107.00%	7.00	7.49
			Final Basket Level		105.00
			Basket Return		5.00%

Because the hypothetical final basket level is greater than or equal to the initial basket level, but less than the cap level, the hypothetical cash settlement amount per note would equal:

Cash settlement amount = $1,000 + ($1,000 × 170% × 5.00%) = $1,085.00

PS-10

Example 3: The final basket level is less than the initial basket level but greater than the buffer level. The cash settlement amount is equal to the principal amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Column B / Column A	Initial Weighted Value	Column C × Column D
EURO STOXX 50® Index	100.00	65.00	65.00%	40.00	26.00
TOPIX® Index	100.00	110.00	110.00%	25.00	27.50
FTSE® 100 Index	100.00	115.00	115.00%	17.00	19.55
Swiss Market Index (SMI®)	100.00	120.00	120.00%	11.00	13.20
S&P®/ASX 200 Index	100.00	125.00	125.00%	7.00	8.75
			Final Basket Level		95.00
			Basket Return		-5.00%

Because the hypothetical final basket level is less than the initial basket level, but greater than the buffer level, you would not lose any portion of the principal amount of your notes and the hypothetical cash settlement amount per note would equal the principal amount of $1,000.

Because the basket is unequally weighted, increases in the lower weighted basket underliers will be offset by decreases in the higher weighted basket underliers. In this example, the significant decrease in the EURO STOXX 50® Index has a significant impact on the final basket level notwithstanding the percentage increases in the other basket components due to the weighting of the EURO STOXX 50® Index.

Example 4: The final basket level is less than the buffer level. The cash settlement amount is less than the principal amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Underlier Level	Hypothetical Final Underlier Level	Column B / Column A	Initial Weighted Value	Column C × Column D
EURO STOXX 50® Index	100.00	52.00	52.00%	40.00	20.80
TOPIX® Index	100.00	55.00	55.00%	25.00	13.75
FTSE® 100 Index	100.00	40.00	40.00%	17.00	6.80
Swiss Market Index (SMI®)	100.00	50.00	50.00%	11.00	5.50
S&P®/ASX 200 Index	100.00	45.00	45.00%	7.00	3.15
			Final Basket Level		50.00
			Basket Return		-50.00%

Because the hypothetical final basket level is less than the buffer level, you would lose a portion of the principal amount of your notes and receive a cash settlement amount equal to:

Cash settlement amount = $1,000 + [$1,000 × 114.29% × (-50.00% + 12.50%)] = $571.43

PS-11

Selected Risk Considerations

The notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the notes generally in the “Risk Factors” section of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

If The Final Basket Level Is Less Than The Buffer Level, You Will Lose Some, And Possibly All, Of The Principal Amount Of Your Notes At Maturity.

We will not repay you a fixed amount on the notes on the stated maturity date. The cash settlement amount will depend on the direction of and percentage change in the final basket level relative to the initial basket level and the other terms of the notes. Because the levels of the basket underliers will be subject to market fluctuations, the cash settlement amount may be more or less, and possibly significantly less, than the principal amount of your notes.

If the final basket level is less than the buffer level, the cash settlement amount will be less than the principal amount and you will lose approximately 1.1429% of the principal amount for every 1% that the final basket level is less than the buffer level. As a result, if the final basket level is less than the buffer level, you will lose some, and possibly all, of the principal amount per note at maturity. This is the case even if the level of the basket is greater than or equal to the initial basket level or the buffer level at certain times during the term of the notes.

Even if the final basket level is greater than the initial basket level, the cash settlement amount may only be slightly greater than the principal amount, and your yield on the notes may be less than the yield you would earn if you bought a traditional interest-bearing debt security of Bank of Montreal or another issuer with a similar credit rating with the same stated maturity date.

Your Return Will Be Limited By The Maximum Settlement Amount And May Be Lower Than The Return On A Direct Investment In The Securities Included In The Basket Underliers.

Your return on the notes will be subject to a maximum settlement amount. The opportunity to participate in the possible increases in the levels of the basket underliers through an investment in the notes will be limited because the cash settlement amount will not exceed the maximum settlement amount. Therefore, your return on the notes may be lower than the return on a direct investment in the securities included in the basket underliers. Furthermore, the effect of the upside participation rate will be progressively reduced for all final basket levels exceeding the final basket level at which the maximum settlement amount is reached, which we refer to as the cap level.

Changes In The Levels Of The Basket Underliers May Offset Each Other.

Changes in the levels of the basket underliers may not correlate with each other. Even if the final underlier level of a basket underlier increases, the final underlier level of the other basket underliers may not increase as much or may even decline. Therefore, in calculating the final basket level, an increase in the final underlier level of a basket underlier may be moderated, or wholly offset, by a lesser increase or a decline in the final underlier level of the other basket underliers. Further, because the basket is unequally weighted, decreases in the level of the basket underliers with a higher weight in the basket will have a more significant adverse effect on the value of the notes than comparable decreases in the levels of the basket underliers with a lower weight in the basket.

The Notes Do Not Pay Interest.

The notes will not pay any interest. Accordingly, you should not invest in the notes if you seek current income during the term of the notes.

The Notes Are Subject To Credit Risk.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness and you will have no ability to pursue any securities included in the underlier for payment. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations under the notes, you may not receive any amounts owed to you under the terms of the notes.

PS-12

The Stated Maturity Date Of The Notes Is A Pricing Term And Will Be Determined By Us On The Trade Date.

We will not fix the stated maturity date until the trade date. The stated maturity date is expected to be the second scheduled business day following the determination date. Therefore, the term of the notes could be as short as the low end of the range and as long as the high end of the range for the determination date set forth on the cover page. You should be willing to hold your notes for up to the high end of the range set forth on the cover page. The stated maturity date selected by us could have an impact on the value of the notes.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”) with respect to the notes. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with our intended treatment of them, as described in “United States Federal Income Tax Considerations” below. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal income tax treatment of the notes, possibly retroactively.

You should review carefully the sections of this pricing supplement and the accompanying product supplement entitled “United States Federal Income Tax Considerations” and consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Stated Maturity Date Will Be Postponed If The Determination Date Is Postponed.

The determination date will be postponed if the originally scheduled determination date is not a scheduled trading day or if the calculation agent determines that a market disruption event has occurred or is continuing on the determination date. If such a postponement occurs, the stated maturity date will be postponed. See “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to Multiple Underliers” and “—Payment Dates” in the accompanying product supplement.

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market

The Estimated Value Of The Notes On The Trade Date, Based On Our Proprietary Pricing Models, Will Be Less Than The Original Issue Price.

Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The original issue price of the notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the original issue price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the notes through one or more hedge counterparties (which may be one or more of our affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Terms Of The Notes Are Not Determined By Reference To The Credit Spreads For Our Conventional Fixed-Rate Debt.

To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which We, BMOCM Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Our initial estimated value of the notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the basket underliers, dividend rates and interest rates. Different pricing models and assumptions, including those used by other market participants, could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BMOCM or any other party would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BMOCM or any other party would be willing to buy your notes in any secondary market at any time.

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For a period of approximately 3 months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 3-month period.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by the then-current levels of the basket underliers, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the notes: performance of the basket; interest rates; volatility of the basket underliers; correlation among the basket underliers; time remaining to maturity; volatility of currency exchange rates; correlation between currency exchange rates and the basket underliers; and dividend yields on the securities included in the basket underliers. When we refer to the “value” of your notes, we mean the value you could receive for your notes if you are able to sell them in the open market before the stated maturity date.

In addition to these factors, the value of the notes will be affected by actual or anticipated changes in our creditworthiness. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the level of the basket. Because numerous factors are expected to affect the value of the notes, changes in the level of the basket may not result in a comparable change in the value of the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

Risks Relating To The Basket and the Basket Underliers

The Cash Settlement Amount Will Depend Upon The Performance Of The Basket Underliers And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	Investing In The Notes Is Not The Same As Investing In The Basket Underliers. Investing in the notes is not equivalent to investing in the securities included in the basket underliers. As an investor in the notes, your return will not reflect the return you would realize if you actually owned and held the securities included in the basket underliers for a period similar to the term of the notes because you will not receive any dividend payments, distributions or any other payments paid on those securities. As a holder of the notes, you will not have any voting rights or any other rights that holders of the securities included in the basket underliers would have.

•	Historical Levels Of The Basket Underliers Should Not Be Taken As An Indication Of The Future Performance Of The Basket Underliers During The Term Of The Notes.

•	Changes That Affect The Basket Underliers May Adversely Affect The Value Of The Notes And The Cash Settlement Amount.

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•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Basket Underliers.

•	We And Our Affiliates Have No Affiliation With The Index Sponsors And Have Not Independently Verified Their Public Disclosure Of Information.

The Notes Are Subject To Risks Relating To Non-U.S. Securities Markets.

The equity securities composing the basket underliers are issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

The Notes Do Not Provide Direct Exposure To Fluctuations In Exchange Rates Between The U.S. Dollar And The Non-U.S. Currencies In Which The Securities Composing The Basket Underliers Trade.

Each basket underlier is composed of non-U.S. securities denominated in a non-U.S. currency. Because the values of the basket underliers are also calculated in those respective non-U.S. currencies (and not in U.S. dollars), the performance of the basket underliers will not be adjusted for exchange rate fluctuations between the U.S. dollar and the applicable non-U.S. currency. In addition, any payments on the notes determined based on the performance of the basket underliers will not be adjusted for exchange rate fluctuations between the U.S. dollar and the applicable non-U.S. currency. Therefore, holders of the notes will not benefit from any appreciation of those non-U.S. currencies relative to the U.S. dollar.

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates, or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates, or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•	The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. BMOCM, which is our affiliate, will be the calculation agent for the notes. As calculation agent, BMOCM will determine any values of the basket underliers and the basket and make any other determinations necessary to calculate any payments on the notes. In making these determinations, BMOCM may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “General Terms of the Notes—Certain Terms for Notes Linked to an Index—Market Disruption Events” and “—Discontinuation of, or Adjustments to, an Index” in the accompanying product supplement. In making these discretionary judgments, the fact that BMOCM is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and BMOCM’s determinations as calculation agent may adversely affect your return on the notes.

•	The estimated value of the notes was calculated by us and is therefore not an independent third-party valuation.

•	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the levels of the basket underliers.

•	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the basket underliers may adversely affect the levels of the basket underliers.

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•	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the levels of the basket underliers.

•	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the levels of the basket underliers.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or fee, creating a further incentive for the participating dealer to sell the notes to you.

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Hypothetical Historical Performance of the Basket

The basket will represent an unequally weighted portfolio of the basket underliers, with the return of each basket underlier having the weighting set forth above. For more information regarding the basket underliers, see the information provided below.

While historical information on the level of the basket does not exist, the following graph sets forth the hypothetical historical daily levels of the basket for the period from January 4, 2021 to August 26, 2026, assuming that the basket was constructed on January 4, 2021 with a starting value of 100.00 and that each of the basket underliers had the applicable weighting as of that day. We obtained the closing levels used in the graph below from Bloomberg Finance L.P., (“Bloomberg”) without independent verification.

The hypothetical historical basket levels, as calculated solely for the purposes of the offering of the notes, fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the basket during any period shown below is not an indication that the basket return is more likely to be positive or negative during the term of the notes. The hypothetical historical levels do not give an indication of future levels of the basket.

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The EURO STOXX 50® Index

The EURO STOXX 50® Index is a free float market capitalization-weighted index composed of 50 of the largest stocks in terms of free float market capitalization traded on major Eurozone exchanges. For more information about the EURO STOXX 50® Index, see “Description of Indices—The STOXX Benchmark Indices” in the accompanying underlying supplement.

Historical Information

We obtained the closing levels of the EURO STOXX 50® Index in the graph below from Bloomberg, without independent verification.

The following graph sets forth daily closing levels of the EURO STOXX 50® Index for the period from January 4, 2021 to August 26, 2026. The closing level on August 26, 2026 was 6,470.74. The historical performance of the EURO STOXX 50® Index should not be taken as an indication of its future performance during the term of the notes.

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The TOPIX® Index

The TOPIX® Index is a capped free float-adjusted market capitalization-weighted index of common stocks listed on the Tokyo Stock Exchange covering an extensive portion of the Japanese stock market. For more information about the TOPIX® Index, see “Description of Indices—The TOPIX® Index” in the accompanying underlying supplement.

Historical Information

We obtained the closing levels of the TOPIX® Index in the graph below from Bloomberg, without independent verification.

The following graph sets forth daily closing levels of the TOPIX® Index for the period from January 4, 2021 to August 26, 2026. The closing level on August 26, 2026 was 4,111.02. The historical performance of the TOPIX® Index should not be taken as an indication of its future performance during the term of the notes.

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The FTSE® 100 Index

The FTSE® 100 Index measures the composite price performance of stocks of the 100 largest companies (determined on the basis of market capitalization) traded on the London Stock Exchange. For more information about the FTSE® 100 Index, see “Description of Indices—The FTSE® 100 Index” in the accompanying underlying supplement.

Historical Information

We obtained the closing levels of the FTSE® 100 Index in the graph below from Bloomberg, without independent verification.

The following graph sets forth daily closing levels of the FTSE® 100 Index for the period from January 4, 2021 to August 26, 2026. The closing level on August 26, 2026 was 10,878.12. The historical performance of the FTSE® 100 Index should not be taken as an indication of its future performance during the term of the notes.

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The Swiss Market Index (SMI®)

The Swiss Market Index (SMI®) is a free-float adjusted market capitalization-weighted price return index that includes 20 of the largest and most liquid companies of the Swiss equity market. For more information about the Swiss Market Index (SMI®), see “Description of Indices—The Swiss Market Index” in the accompanying underlying supplement.

Historical Information

We obtained the closing levels of the Swiss Market Index (SMI®) in the graph below from Bloomberg, without independent verification.

The following graph sets forth daily closing levels of the Swiss Market Index (SMI®) for the period from January 4, 2021 to August 26, 2026. The closing level on August 26, 2026 was 14,542.90. The historical performance of the Swiss Market Index (SMI®) should not be taken as an indication of its future performance during the term of the notes.

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The S&P®/ASX 200 Index

The S&P®/ASX 200 Index measures the performance of the 200 largest and most liquid index-eligible stocks listed on the Australian Securities Exchange by float-adjusted market capitalization. For more information about the S&P®/ASX 200 Index, see “Description of Indices—The S&P®/ASX 200 Index” in the accompanying underlying supplement.

Historical Information

We obtained the closing levels of the S&P®/ASX 200 Index in the graph below from Bloomberg, without independent verification.

The following graph sets forth daily closing levels of the S&P®/ASX 200 Index for the period from January 4, 2021 to August 26, 2026. The closing level on August 26, 2026 was 9,127.800. The historical performance of the S&P®/ASX 200 Index should not be taken as an indication of its future performance during the term of the notes.

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Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, see the section entitled “Canadian Federal Income Tax Consequences” in the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on July 23, 2026.

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United States Federal Income Tax Considerations

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, because our counsel’s opinion is based in part on market conditions as of the date of this document, it is subject to confirmation in the final pricing supplement. Assuming this treatment of the notes is respected, the tax consequences are as outlined in the discussion under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions” in the accompanying product supplement.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. For example, under one alternative characterization the notes may be treated as contingent payment debt instruments, which among other things would require U.S. investors to accrue income periodically based on a “comparable yield” and generally would require non-U.S. investors to certify their non-U.S. status on an IRS Form W-8 to avoid a 30% (or a lower treaty rate) U.S. withholding tax. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and the Treasury regulations thereunder (“Section 871(m)”) generally impose a 30% (or lower treaty rate) withholding tax on “dividend equivalents” paid or deemed paid to non-U.S. investors with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (“underlying securities”), as defined under the applicable Treasury regulations, or indices that include underlying securities. Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more underlying securities, as determined based on tests set forth in the applicable Treasury regulations. Pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any underlying security. Based on the terms of the notes and current market conditions, we expect that the notes will not have a delta of one with respect to any underlying security on the pricing date. However, we will provide an updated determination in the final pricing supplement. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on a non-U.S. investor’s particular circumstances, including whether the non-U.S. investor enters into other transactions with respect to an underlying security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. Non-U.S. investors should consult their tax advisors regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and consult their tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Supplemental Plan of Distribution

BMOCM, our subsidiary, is the agent for the distribution of the notes and will purchase the notes at the original issue price specified on the cover page of this pricing supplement. BMOCM will not receive an underwriting discount in connection with the sale of the notes. BMOCM may resell the notes to other securities dealers at the original issue price of the notes. A fee will be paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering.

We expect to hedge our obligations through one or more hedge counterparties (which may be one or more of our affiliates). The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

For a period of approximately 3 months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) any underwriting discount and selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the 3 month period.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest) in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

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